SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

(Title of Plan)

ERICSSON INC

Formerly Anaconda-Ericsson Inc. and Ericsson North America Inc.

6300 Legacy Drive

Plano, TX 75024

(Name and address of principal executive offices of the employer sponsoring the Plan)

TELFONAKTIEBOLAGET LM ERICSSON

(Exact name of Issuer as specified in its Charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Issuer’s Name into English)

Kingdom of Sweden

(Jurisdiction of Incorporation)

(Telefonplan, S-126-25 Stockholm Sweden)

(Name and address of principal executive offices of the issuer of the securities)

Ericsson Capital Accumulation and Savings Plan

Financial Statements, Supplemental Schedule and

Report of Independent Auditors

December 31, 2002 and 2001

Ericsson Capital Accumulation and Savings Plan

Note A —	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA not included herein have been omitted as there were no transactions of the type required to be disclosed in such schedules.

Report of Independent Auditors

To the Participants and Administrative

    Committee of the Ericsson Capital

    Accumulation and Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ericsson Capital Accumulation and Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 27, 2003

Ericsson Capital Accumulation and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

(thousands of dollars)

	2002		2001
ASSETS
Cash and cash equivalents	$1,803		$3,062
Investments at fair value
LM Ericsson Telephone Company, ADR Class B	39,546	*	194,334	*
MFO Europacific Growth Fund	21,507	*	24,856	*
MFO Mass Investments Growth Stock Fund	20,103	*	27,602	*
Washington Mutual Investors Fund	21,866	*	27,406	*
MFO/SEI Stable Asset Corporate Bond Fund	71,373	*	69,060	*
MFB Collective Daily Stock Index Fund	27,557	*	28,848	*
Pimco Low/Duration Corporation Bond Fund	26,466	*	20,198	*
Miscellaneous Self Directed Stock Investments	1,049		211
Ishares TR Russel 2000 Index Fund	—		5
Ishares Incorporated MSCI South Korean Index Fund	—		2
Ishares TR Goldman Sachs Semiconductor Index Fund	—		3
Ishares TR Nasdaq Biotechnology Index Fund	—		5
Morgan Stanley Instl Fund Mid Cap Fund	19,975	*	25,783	*
PBHG Mid Cap Value Fund	1		1
Strong Equity Funds Inc. Advisor Small	26,903	*	29,154	*
Wasatch Small Cap Growth Fund	4		6
Nasdaq 100 Fund	2		4
Pending trades	31		—
Ericsson Savings Plan Loan Asset	3,589		3,279

Total investments	279,972		450,757

Receivables:
Employer’s and employee contributions receivable	171		38
Dividend and other receivables	99		93

Total receivable	270		131

Total assets	282,045		453,950

LIABILITIES
Payable to fund	—		(8)

Net assets available for benefits	$282,045		$453,942

*	Denotes investments that represent 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

Ericsson Capital Accumulation and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

(thousands of dollars)

Changes in net assets attributed to:
Investment income:
Net depreciation in fair value of investments (Notes 2 and 4)	$(203,817)
Interest	4,927
Dividends	735
Contributions:
Participants	40,752
Employer	22,254
Other contributions	52

Benefits paid to participants	(36,800)

Net decrease	(171,897)

Net assets available for benefits:
Beginning of year	453,942

End of year	$282,045

The accompanying notes are an integral part of these financial statements.

Ericsson Capital Accumulation and Savings Plan

Notes to Financial Statements

1.	The Plan

The following description of the Ericsson Capital Accumulation and Savings Plan (“The Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision. The Plan was created by action of the board of directors of Ericsson Inc. (the “Company” or “Ericsson”) on May 27, 1983, effective July 1, 1983. The Plan is a defined contribution plan and is administered by an Administrative Committee (the “Committee”).

Northern Trust Company is the Plan trustee (the “Trustee”). The Trustee receives all participating employee (the “Participant”) and Company contributions to the Plan and holds, manages, and invests the same in accordance with the investment election of each participating employee, the terms and conditions of the Plan, and the instructions and directions of the Committee.

Participant contributions are made to the Trustee for investment each month. There are currently eleven separate funds to which Participants may direct their investments. There is an additional option effective in 2002 and 2001 for Participants to direct all or part of their investments to a self-directed brokerage account (“SDA”). The SDA allows access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through Northern Trust Securities, Inc. (“NTSI”). Employees interested in the SDA can contact NTSI to request an enrollment kit which includes application information. Participants can choose these options for their contributions as well as the Company matched contributions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are presented using the accrual method of accounting in conformity with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Cash and Cash Equivalents

For purposes of the statement of net assets available for benefits, the Plan considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Ericsson Capital Accumulation and Savings Plan

Notes to Financial Statements

Valuation of Investments

The Plan’s investments are carried at fair value as determined by closing market prices on the last day of the Plan year.

Security Transactions and Investment Income

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Realized gains or losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains or losses represent the net change in market value of investments held during the year which are presented at fair value, with adjustments for investments sold.

Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Upon withdrawal from the Plan, Participants invested in Company stock and Company debentures may elect to receive cash, Company stock or Company debentures. Whenever a Participant receives stock or debentures, the difference between the cost of such stock or debenture and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan. Gains or losses are also realized whenever stocks and debentures are sold in satisfaction of the Participants’ election to take cash upon withdrawal.

Forfeitures

Company and Participants’ capital accumulation contributions (Note 3), and the earnings thereon, are fully and immediately vested. Participants’ savings contributions (Note 3), and the earnings thereon, are also fully and immediately vested. Company savings contributions are now fully and immediately vested for active employees as of January 1, 2001.

Total forfeitures, which were used to reduce future employer contributions, were approximately $5,256.16 at December 31, 2002. There were no forfeitures in 2001.

Expenses of the Plan

All costs and expenses of the Plan and its administration, including all fees and expenses of the Trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the Trustee out of the fund or account involved in such purchase or sale.

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

Ericsson Capital Accumulation and Savings Plan

Notes to Financial Statements

Loans

Loans may be granted to participants in an amount not to exceed 50% of the participant’s contribution account. The maximum loan amount is $50,000 minus the participant’s highest loan balance (if any) during the previous 12 months; the minimum loan amount is $1,000. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. An employee is allowed only one loan at a time. If an employee misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a ‘deemed distribution’, which is taxable income to the employee. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. Loans are considered a directed investment of participant accounts and all repayments of principal and interest are invested among investment funds in accordance with the participant’s current investment direction.

Termination Priorities

The Company reserves the right, by action of the board, to amend, suspend or terminate the Plan. In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the Participants’ accounts and all assets held under the Plan will be held for distribution to the Participants.

Benefit Payments

At December 31, 2002 and 2001, there were no benefit claims which had been processed and approved for payment but not yet paid.

3.	Plan Participation

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary. All eligible employees may participate in the Plan the first day of any calendar quarter following the date they become eligible. At December 31, 2002 and 2001, the number of active participants was 6,226 and 8,278, respectively.

Eligible Participants may contribute on a pretax basis any whole percentage from 1% to 13% of their eligible earnings into the Capital Accumulation 401(k) portion of the Plan; participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis. The Company contributes 1% of a Participant’s eligible pay, whether or not the employee contributes. The Company also matches 100% of the first 3% and an additional 50% on the 4th and 5th % contributed. The match may be applied to either the 401(k) contribution or to the after-tax savings contribution, or to a combination of both. As of January 1, 2001, all contributions are 100% vested immediately.

Participants may change their percentage payroll deduction elections or company match at any time during the year using the voice response system or the web-based Northern Trust Retirement passport system. Participants may change investment percentages between funds at any time during the year, up to six times per calendar year. Participants may transfer existing fund balances to other available investment options at any time during the year with a limit of six transfers per calendar year. There are no restrictions on the transfer of investment balances from L.M. Ericsson shares of Common Stock to other investment funds.

Ericsson Capital Accumulation and Savings Plan

Notes to Financial Statements

Participants may, at any time, request an in-service withdrawal in the form of a normal or hardship withdrawal. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for two full calendar years. Hardship withdrawals must meet certain requirements including approval by the Committee.

4.	Investments

The net depreciation in fair value of investments for the year ended December 31, 2002 was as follows (amounts in thousands):

Company stock (LM Ericsson Telephone Company)	$(154,788)
Common stock, mutual and index funds	(57,610)
Bond mutual funds	8,581

$(203,817)

5.	Party-in-Interest Transactions

Certain plan investments are Common Stock shares of LM Ericsson Telephone Company, a related party of Ericsson, Inc. Ericsson, Inc. sponsors the plan; therefore, this investment qualifies as party-in-interest transactions. The Plan recorded purchases of $26,620,124 and sales of $5,581,914 of the Company’s stock during the year ended December 31, 2002.

Certain plan investments are shares of mutual funds managed by The Northern Trust Company or its affiliates. This institution serves as trustee to the Plan and, therefore, these investments qualify as party-in-interest transactions.

6.	Tax Status of the Plan

Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code (“IRC”) and therefore, the trust is exempt from taxation under section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan and its amendments on September 13, 2002. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

The Plan has been amended since receiving the determination letter. However, management believes the Plan remains qualified under the applicable sections of the IRC and the Employee Retirement Income Security Act of 1974.

Ericsson Capital Accumulation and Savings Plan

Schedule H, line 4i—Schedule of Assets (At End of Year)

December 31, 2002

Name and Issuer and Description	Current Value
Company Stock Common
LM Ericsson Telephone Company	$39,545,885	(a)
Miscellaneous Self Directed Stock Investments	1,049,676

	$40,595,561

Value of Interest in Registered Investment Companies
MFO Europacific Growth Fund	$21,507,485
MFO Mass Investments Growth Stock Fund	20,102,708
Washington Mutual Investors Fund	21,865,767
MFO/SEI Stable Asset Corporate Bond Fund	71,372,881
MFB Collective Daily Stock Index Fund	27,556,612
Pimco Low/Duration Corporation Bond Fund	26,465,555
Morgan Stanley Instl Fund Mid Cap Fund	19,975,017
Strong Equity Funds Inc. Advisor Small	26,902,502
PBHG Mid Cap Value Fund	908
Wasatch Small Cap Growth Fund	4,323
Nasdaq 100 Fund	2,437
Pending Trades	31,034

	235,787,229

Participants Loan Account (6.0% - 10.5% mature through 2020)	3,588,863

Total investments	$279,971,653

(a)	Indicates a party-in-interest.

The information in this schedule has been certified as to its completeness and accuracy by the Trustee

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ericsson Capital Accumulation and savings Plan

Date: 06/30/03	JOHN MOORE
John Moore Vice President and General Counsel Administrative Committee Member

EXHIBIT INDEX

Exhibit No.

23.1 Consent of Independent Auditors